OCEAN RIG UDW INC.
10 Skopa Steet, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus

April 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street N.E.
Washington, D.C. 20549-7010
Attention:  Lisa Krestynick

Re:	Ocean Rig UDW Inc. Registration Statement on Form F-4 (No. 333-210118)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 initially filed with the U.S. Securities and Exchange Commission (the "Commission") on March 11, 2016, be accelerated so that it will be made effective at 10:00 a.m. Eastern Daylight Time on April 14, 2016, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

[Signature Page Follows]

Yours faithfully, OCEAN RIG UDW INC.

By:	/s/ Niki Fotiou
Name:	Niki Fotiou
Title:	Senior Vice President of Finance and Accounting